UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fitch Changes Fiat's Outlook to Stable

SIGNATURES

Fitch Ratings has today changed the Outlook on Fiat S.p.A.'s ('Fiat') 'BB-' Senior Unsecured rating and 'B' Short Term rating to Stable from Negative.

Turin, January 20, 2006

15:30 20Jan2006 FCH-Fitch Changes Fiat's Outlook to Stable

LONDON/PARIS/MILAN, January 20 (Fitch) Fitch Ratings has today changed the
Outlook on Fiat SpA's ('Fiat') 'BB-' Senior Unsecured rating and 'B' Short Term rating to Stable from Negative. At the same time, the agency affirmed these ratings. EUR6 billion of debt is affected by this Rating action. The Outlook change is underpinned by early signs that the restructuring plan is on track, the stabilisation of Fiat Auto's market shares in late 2005 and the successful resolution of a number of credit issues.

"We believe that the trough has been reached, both from a financial and business perspective, and that the group has initiated a rebound," says Emmanuel Bulle,
Director in Fitch's European Corporates group.

In 2005, Fiat untangled its relationship with General Motors ('GM' - 'B+'/Credit
Watch Negative). Joint ventures between both groups have been dissolved. Fiat also managed to make GM pay EUR1.55 billion to cancel the put option and GM also returned its 10% stake to Fiat. Fiat subsequently exercised its option to sell its stake in Italenergia to EDF, resulting in EUR1.8 billion debt reduction and an EUR850 million net capital gain. Finally, the EUR3bn Mandatory Convertible
Facility agreed three years ago in a deal with eight banks was converted into equity in September 2005.

From a financial standpoint, numerous asset sales, the resolution of the credit issues and restructuring actions, notably at Fiat Auto, have had a positive impact on the group's credit profile. Net debt from industrial activities has been halved in 2005 to EUR4.7bn at Q3 2005 and now appears more manageable. From a results perspective, the margin trend has been largely improving at Fiat Auto since 2002. Cash flow generation was strong in 2005 on the back of extraordinary items and operating cash flow should be positive in 2006.

However, Fitch cautions that several threats to a complete recovery of the group remain. Most of Fiat's divisions, and in particular Fiat Auto, operate in a very difficult environment with weak growth prospects and intense competition. Not only has Fiat Auto's market share plummeted in Europe but it did so in its traditional core segment and end markets. The new Grande Punto will be crucial to regaining market share but it is arriving on the market at the same time as several other competitors' best-sellers.

Fitch believes that it will be extremely difficult for Fiat to regain domestic customers from competitors now that they are increasingly accustomed to the presence of international brands. The trend is set to reverse in 2006 with the arrival of new Fiat models, but there are high risks associated with this scenario. Fiat's ability to recover some of the lost market shares in Europe, and in Italy in particular, will be a key factor in assessing Fiat's rating.

Fiat's product mix is heavily skewed towards small cars with lower margins.
These lower margins are usually compensated by high volumes, hence the perilous situation of Fiat when market shares are falling. Besides, fierce competition and the global fight to at least maintain market share drive an overall pricing decline. Fiat will need to restore its image in customers' minds, which is a demanding and long process, in order to reach incremental revenue with more options and to gradually increase prices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney